 As filed with the Securities and Exchange Commission on October 18, 2001


                                                Registration No. 333-61494


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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                        POST-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM S-3

                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                             LEVEL 8 SYSTEMS, INC.
              (exact name of issuer as specified in its charter)

              DELAWARE                              11-2920559
                                       (I.R.S. Employer Identification No.)
    (State or other jurisdiction
  ofincorporation or organization)
                                ---------------
                             8000 REGENCY PARKWAY
                          CARY, NORTH CAROLINA 27511
                                (919) 380-5000
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                ---------------
                               John P. Broderick
                            Chief Financial Officer
                             Level 8 Systems, Inc.
                             8000 Regency Parkway
                          Cary, North Carolina 27511
                                (919) 380-5000
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                         Copies of Communications to:

                             Scott D. Smith, Esq.
                           Katherine M. Koops, Esq.
                    Powell, Goldstein, Frazer & Murphy LLP
                                Sixteenth Floor
                          191 Peachtree Street, N.E.
                            Atlanta, Georgia 30303
                                (404) 572-6600

                                ---------------
   Approximate date of commencement of proposed sale to the public: From time to time or at one time after the effective date of this registration statement as determined by the selling stockholders.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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


                             7,301,949 Shares


                             LEVEL 8 SYSTEMS, INC.

                         [LEVEL 8 SYSTEMS, INC. LOGO]        FILED PURSUANT TO
                                                             RULE 424 (b) (3)
                                                             FILE NO.: 333-61494
                                  Common Stock

                               ----------------

   This prospectus registers for resale up to 2,145,030 shares of our common stock that may be offered for resale from time to time by stockholders that received shares of our common stock in connection with several recent transactions, including our acquisition of StarQuest Software, Inc. and shares which may be offered for resale by Merrill Lynch, Pierce, Fenner & Smith Incorporated. This prospectus also carries through and supersedes the previous registration of up to 5,162,169 shares of our common stock that we previously registered for resale on September 22, 2000. In addition, it reflects the October 16, 2001 exchange of our outstanding shares of convertible preferred stock and related warrants to purchase common stock for new shares of preferred stock and warrants with different terms as described in the Prospectus Summary in the section entitled "Recent Developments."


   All of the shares may be offered from time to time by the stockholders named in the section entitled "Selling Stockholders" on page 12. The shares offered by this prospectus include:


  .  shares that the selling stockholders currently hold;

  . shares issuable to them upon the conversion of outstanding convertible preferred stock at current conversion prices of $8.333 and $12.531 per share, subject to anti-dilution adjustments; and


  . shares issuable to them upon the exercise of warrants at current exercise prices ranging between $1.77 and $30.00 per share, subject to anti-dilution adjustments.


   On October 16, 2001, the last sales price of our common stock on the Nasdaq National Market was $1.89 per share. Our common stock is quoted on the Nasdaq National Market under the symbol "LVEL."


   The selling stockholders may also offer additional shares of common stock acquired upon conversion of convertible preferred stock or exercise of the warrants as a result of anti-dilution provisions, stock splits, stock dividends or similar transactions.

   We will not receive any of the proceeds from any resales by the selling stockholders or upon the conversion of their convertible preferred stock. We will, however, receive the proceeds from the exercise of the warrants. The selling stockholders may sell their shares of common stock from time to time in various types of transactions, including on the Nasdaq National Market, in the over-the-counter market, and in privately negotiated transactions. For additional information on methods of sale, you should refer to the section entitled "Plan of Distribution" on page 15.


                               ----------------

         Investing in our common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 3.

                               ----------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is    , 2001.

                               TABLE OF CONTENTS


Prospectus Summary..........................................................   1
Risk Factors................................................................   3
Forward-Looking Statements..................................................  11
Use of Proceeds.............................................................  11
Selling Stockholders........................................................  12
Plan of Distribution........................................................  15
Legal Matters...............................................................  17
Experts.....................................................................  17
Available Information.......................................................  17
Incorporation by Reference..................................................  18

                               PROSPECTUS SUMMARY

   This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements, before making an investment decision. References to "we," "our," "Level 8" and the "Company" generally refer to Level 8 Systems, Inc., a Delaware corporation.

   We are a global provider of business integration software that enables organizations to integrate new and existing information and processes at the desktop with Cicero(R) and at the server level with the Geneva Integration Suite of products. Our flagship product, Cicero, is a business integration software product that maximizes end-user productivity, streamlines business operations and integrates disparate systems and applications. By using our Cicero solution, companies can decrease their customer management costs, increase their customer service level and more efficiently cross-sell the full range of their products and services resulting in an overall increase in return on information technology investments.

   The key component of the Cicero solution is visual integration at the desktop that consolidates disparate applications into a cohesive, simplified work environment embodied in a single look and feel desktop user interface. Cicero is designed to increase the productivity of anyone requiring access to multiple applications and information sources. Cicero provides a unique approach that allows companies to organize components of their existing applications into processes required to complete common tasks. Cicero streamlines all activities by providing a single, seamless user interface for instant access to all systems associated with a task. Cicero provides automatic information sharing among all line-of-business applications and tools. Cicero is ideal for deployment in customer contact centers where its highly productive, task-oriented user interface promotes user efficiency.

   We also offer products under our Geneva brand name to provide organizations with Systems Integration tools and Messaging solutions. Our Systems Integration products include Geneva Enterprise Integrator and Geneva Business Process Automator. Our Messaging solutions include Geneva Integration Broker. On September 28, 2001, we sold our assets relating to our Geneva Message Queuing and Geneva XIPC products, and on October 1, 2001, we sold our assets relating to our Geneva AppBuilder software. Although we plan to focus our efforts principally on our Cicero solution, we will continue to support our remaining Geneva products and expect them to be an ongoing but declining source of revenue.


Recent Developments

   Preferred Stock and Warrant Exchange. On October 16, 2001, we effected an exchange of all of our outstanding shares of Series A 4% Convertible Redeemable Preferred Stock and Series B 4% Convertible Redeemable Preferred Stock and related warrants for an equal number of shares of our newly created Series A1 Convertible Redeemable Preferred Stock ("Series A1 Preferred Stock") and Series B1 Convertible Redeemable Preferred Stock ("Series B1 Preferred Stock") and related warrants. The effect of the exchange is as follows:


 . The conversion price for the Series A1 Preferred Stock was reduced from $10.00 to $8.333 per share, and the total number of shares of common stock into which such shares may be converted increased from 1,157,000 to 1,388,456. The exercise price of the related warrants was reduced from $10.00 to $1.77 per share. No dividends are payable on the Series A1 Preferred Stock.


 . The conversion price for the Series B1 Preferred Stock was reduced from $25.0625 to $12.531 per share, and the total number of shares of common stock into which such shares may be converted increased from 1,197,007 to 2,394,063. The exercise price of the related warrants was reduced from $25.0625 to $1.77 per share. No dividends are payable on the Series B1 Preferred Stock.

   Sale of Geneva AppBuilder Assets. On October 1, 2001, we sold all of our assets relating to the Geneva AppBuilder software to AppBuilder Solution BV, a Netherlands establishment and a subsidiary of Liraz Systems, Ltd. ("Liraz"), which is a significant stockholder of Level 8, in exchange for approximately $20.0 million subject to certain net assets adjustments. Of the proceeds, $12.0 million has been used to pay a portion of our $15.0 million term loan and the remainder will be used as general working capital.


   Sale of Geneva Message Queuing and Geneva XIPC Assets. On September 28, 2001, we sold the Geneva Message Queuing and Geneva XIPC products, including some assets related to those products, to Envoy Technologies Inc.


   Strategic Realignment. We have been a global provider of software solutions to help companies integrate new and existing applications as well as extend those applications to the Internet. This market segment is commonly known as "Enterprise Application Integration" or "EAI." Historically, EAI solutions work directly at the server level allowing disparate applications to communicate with each other.

   Until 2001, we focused primarily on the development, sale and support of EAI solutions through our Geneva product suite. After extensive strategic consultation with outside advisors and an internal analysis of our products and services, we recognized that a new market opportunity had emerged. This opportunity was represented by the growing need for a solution to the disparate application problems experienced by larger companies in the financial services industry. With Cicero, we believe that we have found a novel solution to this problem. Armed with our Cicero solution and our existing experience in and understanding of the EAI marketplace, we are positioned to be a leading provider of business integration solutions to the financial services industry.

   In connection with executing our strategic realignment and focusing on Cicero, we have restructured our business, reduced our number of employees and sold our assets associated with Geneva AppBuilder, Geneva Message Queuing and Geneva XIPC. We experienced net losses in the first six months of 2001 of approximately $61.4 million, largely attributable to our restructuring, our new focus, a general slowing of the economy, a decrease in sales of our Geneva products, a substantial accounting charge related to the impairment of certain assets of $21.8 million and a restructuring charge of $8.7 million.



                                ----------------

   Our principal executive offices are located at 8000 Regency Parkway, Cary, North Carolina 27511 and our telephone number is (919) 380-5000. Our web site is located at www.Level8.com. Information contained on our web site is not a part of this prospectus.

   Level 8 and Level 8 Systems are trademarks of Level 8 Systems, Inc. Level 8 Technologies, Geneva, Geneva Integration Suite, Geneva Message Queuing, Geneva XIPC, Geneva Integration Broker, Geneva Enterprise Integrator and Geneva Business Process Automator are trademarks of Level 8 Technologies, Inc., a wholly owned subsidiary of Level 8 Systems, Inc. All other product and company names are for identification purposes only and are the property of, and may be the trademarks of, their respective owners. Cicero is a registered trademark of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch").

                                  RISK FACTORS

   An investment in our common stock involves a high degree of risk. You should carefully consider the specific factors listed below together with the other information included in this prospectus before you decide whether to purchase shares of our common stock. Additional risks and uncertainties, including those that are not yet identified or that we currently think are immaterial, may also adversely affect our business, results of operations and financial condition. The market price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

We have substantially changed our business model and depend on a new, unproven strategy for ongoing revenue.

   Based on our consultations with external strategic advisors and an analysis of our products and revenues, we determined that our best possibility of long-term success would be to concentrate our sales efforts into the customer contact centers of large financial services companies. The success of our new strategy is highly dependent on market acceptance of Cicero(R), which we have licensed from Merrill Lynch. Cicero has never been offered or sold to the financial services industry and there is no certainty that we will have strong market penetration with our Cicero offering.

   Furthermore, we are greatly decreasing our sales and marketing efforts with respect to our historical revenue producing products, the Geneva Integration Suite line of products, and putting less emphasis on our historical business of Enterprise Application Integration at the server level. Moreover, we have sold all assets associated with the Geneva AppBuilder software which represented approximately 63% of our revenue in fiscal year 2000. We also sold our Geneva Message Queuing and XIPC products in a separate transaction. These products represented approximately 8.7% of our revenue in fiscal year 2000. Therefore, our past performance and revenues provide no indication of our future prospects and revenues. Our new strategy is subject to the following specialized risks that may adversely affect our long-term revenue and profitability prospects:

  . Cicero was originally developed internally by Merrill Lynch and has no track record of successful sales to organizations within the financial services industry and may not gain market acceptance;

  . We are approaching a different segment of the financial services industry, the customer contact center, than our sales and marketing efforts in the past and there can be no assurance that we can successfully sell and market into this industry;

  . Our exclusive license to market, develop and sell the Cicero technology will expire on August 23, 2002. It may become exclusive in perpetuity if our stock price exceeds $120 per share for any 60 day trading period occurring prior to August 23, 2002. Although we will maintain a license to the Cicero technology following the expiration of the exclusivity period, Merrill Lynch will be permitted to license the Cicero technology to other parties, including our competitors.

   We are currently pursuing discussions with Merrill Lynch to acquire a perpetual exclusive license for the Cicero technology. However, there is no assurance that we may obtain such a perpetual license, or, if we reach an agreement with respect to such a license, that it will be on terms that are favorable to the Company.


We have a history of losses and expect that we will continue to experience losses at least through the third quarter of 2002.


   Although we reported operating income and net income in 1997, we experienced operating losses and net losses in 1998, 1999, 2000 and the first two quarters of 2001. We incurred net losses of $25.1 million for 1998, $15.5 million for 1999, $28.4 million for 2000 and $61.4 million for the six months ending June 30, 2001. At June 30, 2001, we had working capital of $4.1 million and an accumulated deficit of $137.6 million. Our ability to generate positive cash flow is dependent upon achieving and sustaining certain cost reductions and generating sufficient revenues. Part of our strategy has been to grow our business rapidly through a series of carefully selected, synergistic acquisitions. Accounting for these acquisitions in accordance with generally accepted accounting principles and SEC rules and regulations may require us to amortize intangible assets for several years after an acquisition or record significant charges for in-process research and development at the time of acquisition. These charges are typically non-cash in nature.

   Therefore, due to these and other factors, we expect that we will continue to experience net losses at least through the first three quarters of 2002. In the future, we may not generate sufficient revenues to pay for all of our operating costs or other expenses. We may not be able to borrow money or issue more shares of common stock or other securities to meet our cash needs, and even if we can complete such transactions, the terms may not be favorable. We cannot predict with accuracy our future results of operations and believe that any period-to-period comparisons of our results of operations are not meaningful.



Because our expenses are largely fixed, an unexpected revenue shortfall could significantly reduce or eliminate our net operating income.

   Our expense levels are based primarily on our estimates of future revenues and are largely fixed. A large portion of our expense relates to headcount that cannot be easily reduced without adversely affecting our business. We may be unable to adjust spending rapidly enough to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to our planned expenditures would reduce, and possibly eliminate, our net operating income which could materially adversely affect our business, operating results and financial condition.

Because we cannot accurately predict the amount and timing of individual sales, our quarterly operating results may vary significantly, which could adversely impact our stock price.

   Our quarterly operating results have varied significantly in the past, and we expect they will continue to do so in the future. We have derived, and expect to continue to derive in the near term, a significant portion of our revenue from relatively large customer contracts or arrangements. The timing of revenue recognition from those contracts and arrangements has caused and may continue to cause fluctuations in our operating results, particularly on a quarterly basis. Our quarterly revenues and operating results typically depend upon the volume and timing of customer contracts received during a given quarter and the percentage of each contract which we are able to recognize as revenue during the quarter. Each of these factors is difficult to forecast. As is common in the software industry, the largest portion of software license revenues are typically recognized in the last month of each fiscal quarter and the third and fourth quarters of each fiscal year. We believe these patterns are partly attributable to budgeting and purchasing cycles of our customers and our sales commission policies, which compensate sales personnel for meeting or exceeding periodic quotas.

   Furthermore, because the size of individual sales of Geneva Enterprise Integrator and Geneva Business Process Automator products have been large and because we anticipate that Cicero sales will also be large, each sale can or will account for a large percentage of our revenue and a single sale may have a significant impact on the results of a quarter. In addition, the substantial commitment of executive time and financial resources that have historically been required in connection with a customer's decision to purchase certain of our products increases the risk of quarter-to-quarter fluctuations. We expect that Cicero sales will require a similar commitment of time and financial resources. Typically, the purchase of our products involves a significant technical evaluation by the customer and the delays frequently associated with customers' internal procedures to approve large capital expenditures and to test, implement and accept new technologies that affect key operations. This evaluation process frequently results in a lengthy sales process of several months. It also subjects the sales cycle for our products to a number of significant risks, including our customers' budgetary constraints and internal acceptance reviews. The length of our sales cycle may vary substantially from customer to customer.


   We typically do not have any material backlog of unfilled software orders, and product revenue may fluctuate from quarter to quarter due to the completion or commencement of significant assignments, the number of working days in a quarter and the utilization rate of services personnel. As a result of these factors, we believe that a period-to-period comparison of our historical results of operations is not necessarily meaningful and should not be relied upon as indications of future performance. In particular, our revenues in the third and fourth quarters of our fiscal years may not be indicative of the revenues for the first and second quarters. Moreover, if our quarterly results do not meet the expectations of our securities analysts and investors, the trading price of our common stock would likely decline.

General economic conditions may affect investors' expectations regarding our financial performance and adversely affect our stock price.

   Certain industries to which we sell our products, such as the financial services industry, are highly cyclical. In addition, we market our products and services internationally, and historically a substantial portion of our revenue has been derived from markets outside the United States. In the future, our results may be subject to substantial period-to-period fluctuations as a consequence of the industry patterns of our customers, general or regional economic conditions and other factors. Fluctuations in operating results could have a material adverse effect on our business, operating results and financial condition, and could result in volatility of the trading price of our common stock. These factors may also have a material adverse effect on our business, operating results and financial condition.

Loss of key personnel could adversely affect our business.

   Our success depends in part on our ability to attract and retain qualified professional, technical, managerial and marketing personnel. In particular, we have recently hired several people with specialized knowledge of the Cicero technology. Loss of some or all of these software engineers could have a significant impact on our execution of our new strategy. Competition for all types of personnel in the software industry is intense. We may not be successful in attracting and retaining the personnel required to develop new products and to sell and market our products successfully.

We may lose market share and be required to reduce prices as a result of competition from our existing competitors, other vendors and the information systems departments of customers.

   We compete in markets that are intensely competitive and feature rapidly changing technology and evolving standards. To maintain or improve our position within these markets, or to compete in new markets, we must continue to enhance Cicero and other current products and develop new products in a timely fashion. Although we believe that Cicero is a unique solution, market success could lead to increased competition for Cicero.

   We expect to experience increased competition from current and potential competitors, many of which have longer operating histories, greater resources, greater name recognition, more extensive distribution and sales networks and a larger, more established customer base. Accordingly, we may not be able to provide products and services that compare favorably with the products and services of our competitors. These competitive pressures could reduce our market share or require us to reduce the price of our products, either of which could have a material adverse effect on our business, operating results and financial condition.

Acquisitions may adversely affect future results or fail to be successfully integrated.

   Part of our strategy is to grow our business rapidly through acquisitions, although there can be no guarantee that suitable companies, divisions or products will be available for acquisition. Future acquisitions will also entail numerous risks, including our inability to successfully assimilate acquired operations and products, our inability to retain key employees of acquired operations and products, the diversion of management's attention, and the difficulties and uncertainties in transitioning to us key business relationships from the acquired entities. In addition to paying cash for future acquisitions, we may issue additional securities which would be dilutive to our existing stockholders. Alternatively, we may assume or incur debt obligations or large one-time expenses. These factors could have a material adverse effect on our business, operating results and financial condition.

   We may also evaluate, on a case-by-case basis, joint venture relationships with complementary businesses. Any joint venture investment could involve many of the same risks posed by an acquisition, particularly those risks associated with the diversion of our resources, our inability to generate sufficient revenues, the management of relationships with third parties and potential expenses. Any of these risks could have a material adverse effect on our business, operating results and financial condition.

We may not have the resources to successfully manage renewed growth or significant operational changes.

   Our previous growth followed by our recent reduction in force has placed, and will continue to place, significant demands on management as well as on our administrative, operational, sales and financial resources. Our inability to sustain or manage any renewed growth or operational changes could have a material adverse effect on our business, operating results and financial condition.

Rapid technological change could render our products obsolete.

   Our markets are characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer requirements and evolving industry standards. The introduction of new products embodying new technologies and the emergence of shifting customer demands or changing industry standards could render our existing products obsolete and unmarketable, which would have a material adverse effect on our business, operating results and financial condition. Our future success will depend upon our ability to continue to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers. This will require us to continue to make substantial product development investments. We may experience delays in releasing new products and product enhancements in the future. Material delays in introducing new products or product enhancements may cause customers to forego purchases of our products and purchase those of our competitors.

Loss of any one of our major customers could adversely affect our business.

   A significant portion of our business is attributable to a limited number of changing customers. We expect that our future sales of the Cicero product will also be to a small and discrete group of large institutional customers. In 2000 and 1999, our top five customers accounted for 35% and 22%, respectively, of our total revenue. There can be no assurance that these customers or other of our current customers will continue to purchase our products in the future. The loss of any one of our major customers and/or the failure to attract new customers could have a material adverse effect upon our business. In addition, as a result of our reliance on a limited number of changing customers, our results of operations have fluctuated in the past and may continue to fluctuate materially from period to period.

There are a number of risks associated with doing business abroad.

   International sales represented approximately 46% and 66% of our revenue in 2000 and 1999, respectively. We expect that such sales will decline significantly as a result of our sales of the Geneva AppBuilder, Geneva Message Queuing and Geneva XIPC software products. Our revenues from international sales could be subject to large currency exchange fluctuations, which in some circumstances could reduce our overall revenue. International sales also expose us to a risk of loss due to an increase in the value of the U.S. dollar relative to foreign currencies which would make our products more expensive to potential foreign customers.


   Additional risks inherent in our international business activities include:

  .  unexpected changes in regulatory requirements;

  .  tariffs and other trade barriers;

  .  costs and risks of customizing products for foreign markets;

  . longer accounts receivable payment cycles and greater difficulty in accounts receivable collections;

  .  difficulties in staffing and managing international operations;

  .  potentially adverse tax consequences;

  .  repatriation of earnings;

  . the burden of complying with a variety of foreign, legal and regulatory restrictions;

  .  political instability;

  .  possible recessionary environments in economies outside the United
     States; and

  .  reduced protection for intellectual property rights in some countries.

   These factors, among others, could have a material adverse effect on our future international revenue and, consequently, on our business, operating results and financial condition.

Our products may have unknown defects which could harm our reputation or decrease market acceptance of our products.

   Because our customers depend on our products for their critical systems and business functions, any interruptions caused by unknown defects in our products could damage our reputation, cause our customers to initiate product liability suits against us, increase our product development costs, divert our product development resources or cause us to lose revenue or delay market acceptance of our products, any of which could cause our business to suffer. Our product offerings consist of complex software and services, both internally developed and licensed from third parties. Complex software may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Although we conduct extensive testing, we may not discover software defects that affect our current or new products or enhancements until after they are sold. Such defects could cause our customers to experience severe system failures.

The complex technology of our products subjects us to liability claims.

   Because our products provide critical database access, integration and management functions, we may be subject to significant liability claims if our customers believe that our products have failed to perform their intended functions. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these contract provisions may not preclude all potential claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could have a material adverse effect on our reputation and business, operating results and financial condition.

Failure to meet product delivery dates could adversely affect our business.

   Because of the complexity of software products and the possibility of unforeseen technological problems arising late in the development process, it has not been uncommon for software companies to miss announced delivery dates for new products, upgrades and/or modifications to existing products. Unforeseen technical problems may delay the availability of these products and services or cause us to release such products without support for the range of platforms currently anticipated.

We may be unable to enforce or defend our ownership and use of proprietary technology.

   Our success depends to a significant degree upon our proprietary technology. We rely on a combination of patent, trademark, trade secret and copyright law, contractual restrictions and passwords to protect our proprietary technology. However, these measures provide only limited protection, and there is no guarantee that our protection of our proprietary rights will be adequate. Furthermore, the laws of some jurisdictions outside the United States do not protect proprietary rights as fully as in the United States. In addition, our competitors may independently develop similar technology, duplicate our products or design around our patents or our other intellectual property rights. We may not be able to detect or police the unauthorized use of our products or technology, and litigation may be required in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our proprietary rights. Additionally, with respect to the Cicero line of products, there can be no assurance that Merrill Lynch will protect its patents or that we will have the resources to successfully pursue infringers. Any litigation to enforce our intellectual property rights would be expensive and time-consuming, would divert management resources and may not be adequate to protect our business.

   We do not believe that any of our products infringe the proprietary rights of third parties. However, companies in the software industry have experienced substantial litigation regarding intellectual property and third parties could assert claims that we have infringed their intellectual property rights. In addition, we may be required to indemnify our distribution partners and end-users for similar claims made against them. Any claims against us would divert management resources, and could require us to spend significant time and money in litigation, pay damages, develop new intellectual property or acquire licenses to intellectual property that is the subject of the infringement claims. These licenses, if required, may not be available on acceptable terms. As a result, intellectual property claims against us could have a material adverse effect on our business, operating results and financial condition.

As a technology company, our common stock may be subject to erratic price fluctuations.

   The market price of our common stock has fluctuated in the past and may in the future be subject to significant fluctuations in response to numerous factors, including: variations in our annual or quarterly financial results or those of our competitors; changes by financial research analysts in their estimates of our earnings or our failure to meet such estimates; conditions in the software and other technology industries; announcements of key developments by competitors; unfavorable developments with respect to our proprietary rights; unfavorable publicity affecting our industry or us; adverse legal events affecting us; and sales of our common stock by existing stockholders. In addition, from time to time, the stock market experiences significant price and volume fluctuations, which may affect the market price of our common stock for reasons which may or may not be related to our performance. Recently, such volatility has particularly impacted the stock prices of publicly traded technology companies. In the past, securities class action litigation has been instituted against a company following periods of volatility in the market price of a company's securities. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business.

We have not paid any dividends on our common stock and it is likely that no dividends will be paid in the future.

   We have never declared or paid cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Liraz could significantly influence matters submitted to our stockholders.

   Liraz Systems, Ltd. ("Liraz"), an Israeli public company, and its subsidiaries currently hold approximately 35.2% of our outstanding voting stock, assuming the conversion of all of their shares of Series A1 Preferred Stock. As a result, Liraz may have significant influence over all matters submitted to our stockholders for a vote, including the election of directors and the approval of mergers and other business combination transactions for which a majority vote is required, which could adversely affect the market price of our common stock or delay or prevent a change of control. Three of our directors have relationships with Liraz which are described in the following paragraph.


Some of our directors have conflicts of interest involving Liraz.

   Liraz, as our principal stockholder, and Messrs. Lenny Recanati, Talmor Margalit and Burton Grad, who are directors of Level 8, are in positions involving the possibility of conflicts of interest with respect to transactions concerning Liraz and Level 8. Mr. Recanati is Chairman of the Board of Liraz and an executive officer of a significant stockholder of Liraz. Mr. Margalit is a director of Liraz and an executive officer of a significant stockholder of Liraz. Mr. Grad was appointed to our Board by a significant stockholder of Liraz.


   Some decisions concerning our operations or financial structure may present conflicts of interest between us and Liraz and/or its affiliates. For example, if we are required to raise additional capital from public or private sources to finance our anticipated growth and contemplated capital expenditures, our interests might conflict with those of Liraz and/or its affiliates with respect to the particular type of financing sought. In addition, we may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in our judgment, could be beneficial to us, even though the transactions might conflict with the interests of Liraz and/or its affiliates. If these conflicts do occur, Liraz and its affiliates may exercise their influence in their own best interests. We have in the past engaged in transactions and joint development projects with Liraz.


Provisions of our charter and Bylaws and Delaware law could deter takeover attempts.

   Section 203 of the Delaware General Corporation Law, which prohibits certain persons from engaging in business combinations with Level 8, may have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder may consider to be in the holder's best interests. These provisions of Delaware law also may adversely affect the market price of our common stock. Our certificate of incorporation authorizes the issuance, without stockholder approval, of preferred stock, with such designations, rights and preferences as may be determined from time to time by the board of directors. Such designations, rights and preferences established by the board may adversely affect our stockholders. In the event of issuance, the preferred stock could be used, under certain circumstances, as a means of discouraging, delaying or preventing a change of control of Level 8. Although we have no present intention to issue any shares of preferred stock in addition to the currently outstanding preferred stock, we may issue preferred stock in the future.


Our stockholders may be diluted by the exercise of options and warrants and conversion of preferred stock.

   We have reserved 6,400,000 shares of common stock for issuance under our employee incentive plans and 120,000 shares under our outside director incentive plan. As of August 31, 2001, options to purchase an aggregate of 3,157,764 shares of common stock were outstanding pursuant to our employee and director incentive plans. Warrants to purchase an additional 2,396,903 shares of common stock are outstanding. We have also reserved 1,388,456 shares of common stock for issuance upon conversion of the outstanding Series A1 Preferred Stock and 2,394,063 shares of common stock for issuance upon conversion of the outstanding Series B1 Preferred Stock. The exercise of such options and warrants or conversion of preferred stock and the subsequent sale of the underlying common stock in the public market could adversely cause the market price of our common stock to decline. Our Series A1 and Series B1 Preferred Stock and our outstanding warrants include anti-dilution provisions, including in some cases adjustments to the applicable conversion price or exercise price in the event we issue common stock at a price less than the conversion price or exercise price then in effect. This would increase the dilutive impact of future equity offerings at prices less than the conversion price or exercise price of the outstanding warrants.


   We have negotiated the right to issue up to 3,000,000 shares of common stock, warrants or other securities without triggering the anti-dilution provisions of the Series A1 Preferred Stock and related warrants, and the Series B1 Preferred Stock and related warrants. After we exhaust our right to issue the 3,000,000 shares, the anti-dilution provisions may restrict our ability to access the capital markets or to pursue equity financing transactions. The number of shares of Common Stock into which the newly created Series A1 and Series B1 Preferred Stock are convertible into is 3,782,519, which represents a 61% increase in the number of shares of Common Stock issuable upon conversion of the previously outstanding Series A and Series B Preferred Stock. Moreover, as part of the Preferred Stock exchange, we decreased the exercise price of the 1,799,022 related warrants to $1.77, which represents a greater likelihood that these warrants will be exercised. Conversion of the Series A1 Preferred Stock and/or the Series B1 Preferred Stock or the exercise of the related warrants would dilute existing stockholders and may cause the market price of our stock to decline.


Future sales of common stock by existing investors could adversely affect the market price of our common stock.

   Future sales of substantial numbers of shares of common stock (including shares issued upon the exercise of stock options or warrants or conversion of preferred stock) by Liraz, Level 8 or our executive officers or principal stockholders, or the perception that such sales could occur, could adversely affect the market price of our common stock. We have separately filed a registration statement, which has not yet been declared effective, for the resale of up to 4,099,593 shares of common stock owned by Liraz and its affiliates and have previously registered up to an additional 1,753,527 shares owned by such parties for resale under this prospectus. Moreover, Merrill Lynch holds 1,000,000 shares of common stock that are registered for resale by means of this prospectus. If these investors sell a large portion of their securities on the open market at or about the same time, the market price of our common stock may decline.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains certain forward-looking statements, including or related to our future results, including certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this prospectus, the words "estimate," "project," "intend," "believe," "expect" and similar expressions are intended to identify forward-looking statements. Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statement. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our business strategy or capital expenditure plans that may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this prospectus, you should not regard the inclusion of such information as our representation that we will achieve any strategy, objective or other plans. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus as stated on the front cover, and we have no obligation to update publicly or revise any of these forward-looking statements.

   These and other statements which are not historical facts are based largely on management's current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. These risk and uncertainties include, among others, the risks and uncertainties described in "Risk Factors" on page 3.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We will, however, receive the proceeds from the exercise of the warrants by the selling stockholders. We anticipate that the net proceeds received by us from the exercise of the warrants will be used for general corporate purposes.

                              SELLING STOCKHOLDERS

   The table below sets forth information with respect to the selling stockholders, including:

  .  the name of each selling stockholder;

  . the number of shares of common stock owned by each selling stockholder as of October 16, 2001;


  . the number of shares which may be offered from time to time by this prospectus for the account of each selling stockholder; and

  . the number and percentage of the shares of outstanding common stock to be owned by each selling stockholder assuming all of the shares offered by this prospectus are sold. The percentage is based on the number of shares outstanding as of October 8, 2001.



                                                                 Number of Shares of
                                                                 Common Stock To Be
                         Number of Shares  Number of Shares of Owned After Offering(1)
                         of Common Stock   Common Stock Which  ---------------------------
          Name               Owned(1)       May Be Offered(1)     Number       Percent
          ----           ----------------  ------------------- -------------- ------------
Merrill Lynch, Pierce,
 Fenner & Smith
 Incorporated...........    1,000,000(2)        1,000,000                   *          *
Tarshish Hahzakat
 VeHashkaot Hapoalim
 LTD....................      172,751(3)          172,751(3)                *          *
Paul Rampel(4)..........      149,480(4)          108,853(4)           40,627          *
Bryco Investments.......       55,681(5)           55,681(5)                *          *
Sierra Ventures IV,
 LP(6)..................      321,855(6)          321,855(6)                *          *
Sierra Ventures IV
 International, L.P.
 (7)....................       12,219(7)           12,219(7)                *          *
Whitney Partners, LP....      183,720(8)          183,720(8)                *          *
Crescent International
 Holdings Limited.......       23,020              23,020                   *          *
Brown Simpson Partners
 I, Ltd.................    2,420,722(9)        1,822,195(9)          598,527        3.6
Seneca Capital, L.P.....      841,759(10)         601,744(10)         240,015        1.5
Seneca Capital
 International, Ltd.....    1,121,011(11)         731,090(11)         389,921        2.4
Advanced Systems Europe
 B.V. (12)..............    3,021,305           1,753,527           1,267,778        7.7
ABS Ventures IV, L.P....       37,829              28,158               9,671          *
ABX Fund, L.P...........        9,458               7,040               2,418          *
Brown Technology
 Associates ............          953                 245                 708          *
New York Life Insurance
 Co.....................       92,427              92,427                   *          *
East River Ventures,
 LP.....................      215,352             215,352                   *          *
Lazy River Company......        1,378               1,378                   *          *
Smith & Walters.........        4,763               4,763                   *          *
Leo T. Abbe.............       20,754              20,754                   *          *
Richard K. Abbe.........       20,754              20,754                   *          *
Jonathan Abbey..........        3,000               3,000                   *          *
Leslie Abbey............        3,000               3,000                   *          *
Mark Ayers..............          472                 472                   *          *
Mitchell Jay Bayer......          300                 300                   *          *
Jeffrey M. Berman.......       20,754              20,754                   *          *
Michael Boroza..........        6,891               6,891                   *          *
Michael J. Chill........       18,489              18,489                   *          *
Scot Cohen..............          800                 800                   *          *
Lawrence D. Duckworth...        1,920               1,920                   *          *
F. Garafalo Electric,
 Inc....................        5,500               5,500                   *          *
Monroe H. Firestone.....          404                 404                   *          *
Fischer, Alan and
 Lindheim, Susan, as
 Community Property.....        6,891               6,891                   *          *

                                                                 Number of Shares of
                                                                 Common Stock To Be
                          Number of Shares Number of Shares of Owned After Offering(1)
                          of Common Stock  Common Stock Which  --------------------------
          Name                Owned(1)      May Be Offered(1)    Number        Percent
          ----            ---------------- ------------------- ------------- ------------
Jon K. Folan, Custodian
 for Cameron P. Folan...        1,722             1,722                    *           *
Jon K. Folan, Custodian
 for Carli K. Folan.....        1,722             1,722                    *           *
Jon K. Folan, Custodian
 for Cassandra J.
 Folan..................        1,722             1,722                    *           *
Jon K. Folan, Custodian
 for Courtney E. Folan..        1,722             1,722                    *           *
Raymond H. Godfrey,
 Jr.....................          500               500                    *           *
Michael J. Homer Trust,
 DTD 6/3/98.............       10,336            10,336                    *           *
IRA/Rollover FBO Eamonn
 P. Keegan; Morgan
 Stanley Trust Company,
 Custodian..............        2,756             2,756                    *           *
Morton D. Kurzok........        1,404             1,404                    *           *
Adam Lawrence Larkey....          800               800                    *           *
C. Michael Markbreiter..        2,708             2,708                    *           *
Christine Pollio
 Meyers.................          800               800                    *           *
Enid Morris.............          400               400                    *           *
Kristin Mott............          393               393                    *           *
Richard Nager...........      206,750(13)           900(13)          205,850         1.3%
Cathy O'Roke............          144               144                    *           *
Matt and Elaine Wallace
 Orzan, as Joint
 Tenants................          205               205                    *           *
Charles K. and Liza
 Osburn.................          500               500                    *           *
Regino Pagmanua.........          550               550                    *           *
Mark Rampel.............        4,851             4,851                    *           *
Vivek N. J. Rao.........        3,500             3,500                    *           *
Peter Rosenthal.........          300               300                    *           *
Andrew L. Rudolph.......          400               400                    *           *
Irene M. Rudolph........          100               100                    *           *
John H. Starr...........        9,356             9,356                    *           *
C. Stepenson, etal TTE,
 etc. FBO Swanson.......        1,136             1,136                    *           *
Dennis Swanson..........        1,033             1,033                    *           *
George Theofel..........          689               689                    *           *
David A. & Diane T.
 Thompson...............          344               344                    *           *
David Emmett Topkins....          400               400                    *           *
Jon Torgeson............          826               826                    *           *
Tradewind Fund I, LP....        2,750             2,750                    *           *
Robert & Joyce Tufts,
 Trustees UTD
 9/18/1997..............        1,033             1,033                    *           *

--------
 * Less than one percent (1%)

 (1) The number of shares of common stock owned by each selling stockholder includes the aggregate number of shares of common stock which may be obtained by such stockholder upon conversion of all of the shares of Series A1 and Series B1 Preferred Stock and exercise of the warrants owned by the stockholder. The shares offered by this prospectus may be sold by the selling shareholders from time to time. The number of shares, if any, offered by each selling shareholder and the corresponding number of shares beneficially owned by each selling shareholder after each sale will vary depending upon the terms of the individual sales.

 (2) Merrill Lynch owns and may offer from time to time 1,000,000 shares of common stock issued pursuant to a certain Purchase Agreement dated as of July 31, 2000. Shares owned do not include 7,105,286 shares with respect to which Merrill Lynch might be deemed to share voting power as a result of a Stockholder's Agreement, dated as of August 23, 2000, between Merrill Lynch, Liraz and WCAS. Merrill Lynch disclaims beneficial ownership of the 5,910,120 shares of common stock beneficially owned by Liraz and its affiliates as well as the 1,195,166 shares of common stock beneficially owned by WCAS and its affiliates.


 (3) Tarshish Hahzakat VeHashkaot Hapoalim LTD owns and is offering 172,751 shares of common stock issuable upon the exercise of warrants. The exercise price of the warrants is $4.3415 per share of common stock.




 (4) Paul Rampel was formerly the President of StarQuest Software, Inc. ("StarQuest") and joined Level 8 on November 28, 2000 following the effectiveness of the merger. Mr. Rampel owns and is offering 50,279 shares of common stock received in exchange for certain debt of StarQuest. Mr. Rampel also owns 37,655 shares of common stock and 20,919 shares issuable upon the exercise of warrants that were received in exchange for capital stock of StarQuest. Such shares are being offered by this prospectus. The exercise price of the warrants is $30.00 per share of common stock subject to adjustment. Mr. Rampel also owns 10,627 shares received under the Level 8 2000 Stock Grant Retention Plan that were previously registered on Form S-8. Furthermore, Mr. Rampel also owns 30,000 shares of unrestricted common stock that were purchased on the open market and 310,000 options to purchase common stock which are not exercisable within 60 days.


 (5) Bryco Investments owns and is offering 50,758 shares of common stock and 4,922 shares issuable upon the exercise of warrants received in connection with the StarQuest acquisition. The exercise price of the warrants is $30.00 per share of common stock subject to adjustment.


 (6) Sierra Ventures IV, LP owns and is offering 230,158 shares of common stock and 91,697 shares issuable upon the exercise of warrants received in connection with the StarQuest acquisition. The exercise price of the warrants is $30.00 per share of common stock subject to adjustment. The shares being offered by Sierra Ventures IV, LP may also be offered and sold by their pledgee, Bear, Stearns International Ltd.


 (7) Sierra Ventures IV International, LP owns and is offering 8,546 shares of common stock and 3,673 shares issuable upon the exercise of warrants received in connection with the StarQuest acquisition. The exercise price of the warrants is $30.00 per share of common stock subject to adjustment. The shares being offered by Sierra Ventures International IV, LP may also be offered and sold by their pledgee, Bear, Stearns International Ltd.


 (8) Whitney Partners, LP owns and is offering 148,034 shares of common stock and 35,686 shares issuable upon the exercise of warrants received in connection with the StarQuest acquisition. The exercise price of the warrants is $30.00 per share of common stock subject to adjustment.


 (9) Brown Simpson Partners I, Ltd. owns 1,197,031 shares of common stock issuable upon the conversion of Series B1 Preferred Stock and is offering 598,504 of such shares by this prospectus. It also owns 1,223,691 shares issuable upon the exercise of related warrants. The exercise price of these warrants is as follows: (i) 523,691 warrants at an exercise price of $1.77 per share of common stock subject to adjustment and (ii) 700,000 warrants at an exercise price of $1.77 per share of common stock subject to adjustment. Brown Simpson Partners I, Ltd. is not currently the beneficial owner of all of such shares of common stock.


(10) Seneca Capital, L.P. owns 417,205 shares of common stock issuable upon the conversion of Series B1 Preferred Stock and is offering 208,598 of such shares by this prospectus. It also owns 182,506 shares issuable upon the exercise of related warrants. The exercise price of these warrants is $1.77 per share of common stock subject to adjustment. Seneca Capital, L.P. also owns 188,408 shares of common stock issuable upon the conversion of Series A1 Preferred Stock and is offering 157,000 of such shares by this prospectus. It also owns 53,640 shares issuable upon the exercise of related warrants. The exercise price of the warrants is $1.77 per share of common stock subject to adjustment.


(11) Seneca Capital International, Ltd. owns 779,826 shares of common stock issuable upon the conversion of Series B1 Preferred Stock and is offering 389,905 of such shares by this prospectus. It also owns 341,185 shares issuable upon the exercise of related warrants. The exercise price of the warrants is $1.77 per share of common stock subject to adjustment.


(12) Advanced Systems Europe, B.V. is a wholly-owned subsidiary of Liraz, our principal stockholder. It owns 1,200,048 shares of common stock issuable upon the conversion of Series A1 Preferred Stock and is offering 876,763 of such shares by this prospectus. Of the remaining shares of common stock that are not being sold under this prospectus, 1,067,730 have been registered for resale pursuant to a separate registration statement that has not yet been declared effective.


(13) Richard Nager also holds 205,850 shares of unrestricted common stock that are not being offered by this prospectus.

                           PLAN OF DISTRIBUTION


   We are registering the resale of shares of our common stock on behalf of the selling stockholders. All costs, expenses and fees in connection with the registration of the shares which may be offered from time to time by this prospectus will be borne by us, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares which will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of shares by the selling stockholders.


   The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction). The selling stockholders may pledge and or loan these shares to broker-dealers who may borrow the shares against their hedging short position and in turn sell these shares under the prospectus to cover such short position.


   The selling stockholders may make these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).


   The selling stockholders and any broker-dealers that act in connection with the sale of shares are "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers or any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.


   Because selling stockholders are "underwriters" within the meaning of
Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.


   Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.


   Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:


  . the name of each such selling stockholder and of the participating broker-dealer(s);

  .   the number of shares involved;


  .   the initial price at which such shares were sold;


  . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;


  . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and


  .   other facts material to the transactions.


   In addition, upon our being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                 LEGAL MATTERS

   Certain legal matters in connection with the shares of common stock offered by this prospectus have been passed on for Level 8 Systems, Inc. by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia.

                                    EXPERTS

   The financial statements as of and for the year ended December 31, 2000 incorporated in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report by reference to our Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


   Our financial statements as of December 31, 1999 and for the years ended December 31, 1998 and 1999 incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                             AVAILABLE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can receive copies of such reports, proxy and information statements, and other information, at prescribed rates, from the Securities and Exchange Commission by addressing written requests to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, you can read such reports, proxy and information statements, and other information at the public reference facilities and at the regional offices of the Securities and Exchange Commission, Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants such as Level 8 Systems, Inc. that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission Web site is http://www.sec.gov. Our common stock is quoted on the Nasdaq Stock Market under the symbol "LVEL." Reports, proxy and information statements and other information concerning Level 8 may be inspected at The Nasdaq Stock Market at 1735 K Street, Washington, D.C. 20006.

   We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 to register the shares that we will issue in this offering. This prospectus is a part of the Registration Statement. This prospectus does not include all of the information contained in the Registration Statement. For further information about us and the securities offered in this prospectus, you should review the Registration Statement. You can inspect or copy the Registration Statement, at prescribed rates, at the Securities and Exchange Commission's public reference facilities at the addresses listed above.

                           INCORPORATION BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold under this prospectus.


   The following documents are incorporated by reference herein:


  (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 as filed with the SEC on March 29, 2001 and Amendment Number 1 to Form 10-K as filed with the SEC on April 27, 2001;


  (b) Our Current Reports on Form 8-K filed with the SEC on August 14, 2001, October 16, 2001 and October 17, 2001;


  (c) Our Definitive Proxy Statement for the Annual Meeting of Stockholders on Schedule 14A, dated June 6, 2001;


  (d) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001; and


  (e) The description of our common stock set forth in our registration statement on Form 8-A filed with the SEC on July 11, 1995, and including any subsequent amendment or report filed for the purpose of updating such description.


   We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon the oral or written request of such person a copy of any document incorporated by reference in the registration statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the registration statement incorporates), of which this prospectus forms a part. Such requests should be directed to Investor Relations, Level 8 Systems, Inc., 8000 Regency Parkway, Cary, North Carolina 27511. Our telephone number is (919) 380-5000. Our web site is http://www.level8.com. The information on our web site is not intended to be a part of this prospectus.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses to be paid in connection with the common stock being registered, all of which will be paid by Level 8 Systems, Inc. (on behalf of itself and the selling stockholders) in connection with this offering. All amounts are estimates except for the registration fee.

   SEC Registration Fee................................................ $ 2,555
   Accounting Fees and Expenses........................................  25,000
   Legal Fees and Expenses.............................................  50,000
   Miscellaneous.......................................................  20,000
                                                                        -------
     Total............................................................. $97,555
                                                                        =======

Item 15. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law permits indemnification of directors, officers, employees and agents of corporations for liabilities arising under the Securities Act of 1933, as amended.

   The registrant's certificate of incorporation and bylaws provide for indemnification of the registrant's directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. Statutory Provisions Section 102(b)(7) of the Delaware General Corporation Law enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of members of its board of directors to the corporation or its stockholders for monetary damages for violations of a director's fiduciary duty of care. The provision would have no effect on the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. In addition, no provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying an unlawful dividend or approving an illegal stock repurchase, or obtaining an improper personal benefit.

   Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for expenses which the court shall deem proper. Additionally, a corporation is required to indemnify its directors and officers against expenses to the extent that the directors or officers have been successful on the merits or otherwise in any action, suit or proceeding or in defense of any claim, issue or matter.

   An indemnification can be made by the corporation only upon a determination that indemnification is proper in the circumstances because the party seeking indemnification has met the applicable standard of conduct as set forth in the Delaware General Corporation Law. The indemnification provided by the Delaware General Corporation Law shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. A corporation also has the power to purchase and maintain insurance on behalf of any person, whether or not the corporation would have the power to indemnify him against such liability. The indemnification provided by the Delaware General Corporation Law shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of the person. Our company's certificate of incorporation limits a director's liability for monetary damages to our company and our stockholders for breaches of fiduciary duty except under the circumstances outlined in the Delaware General Corporation Law as described above.

   The registrant's certificate of incorporation extends indemnification rights to the fullest extent authorized by the Delaware General Corporation Law to directors and officers involved in any action, suit or proceeding where the basis of the involvement is the person's alleged action in an official capacity or in any other capacity while serving as a director or officer of the registrant.

Item 16. Exhibits

 Exhibit                               Description
 Number                                -----------
 -------
  5.1    Opinion of Powell, Goldstein, Frazer & Murphy LLP as to the legality of the securities registered hereby (previously filed).

 23.1    Consent of Deloitte & Touche LLP (filed herewith).

 23.2    Consent of PricewaterhouseCoopers LLP (filed herewith).

 23.3    Consent of Powell, Goldstein, Frazer & Murphy LLP (included in exhibit
         5.1).

 24.1    Power of Attorney (previously filed; included on signature page).

Item 17. Undertakings

   (a)(1) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;


      (ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering price may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and


      (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.


    (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the such Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Cary, State of North Carolina, on October 18, 2001.


                                          LEVEL 8 SYSTEMS, INC.

                                                  /s/ Anthony C. Pizi
                                          By: _________________________________
                                                      Anthony C. Pizi
                                               Chairman of the Board, Chief
                                                Executive Officer and Chief
                                                    Technology Officer

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


              Signature                         Title                   Date
              ---------                         -----                   ----

                  *                   Chairman of the Board,      October 18, 2001
 ____________________________________  Chief Executive Officer
           Anthony C. Pizi             and Chief Technology
                                       Officer

                  *                   President and Director      October 18, 2001
 ____________________________________
             Paul Rampel

      /s/ John P. Broderick           Chief Financial Officer,    October 18, 2001
 ____________________________________  Treasurer and Corporate
          John P. Broderick            Secretary

                  *                   Director                    October 18, 2001
 ____________________________________
             Michel Berty

                  *                   Director                    October 18, 2001
 ____________________________________
            Theodore Fine

                  *                   Director                    October 18, 2001
 ____________________________________
            Lenny Recanati

                  *                   Director                    October 18, 2001
 ____________________________________
           John W. Cummings

                  *                   Director                    October 18, 2001
 ____________________________________
           Talmor Margalit

                  *                   Director                    October 18, 2001
 ____________________________________
             Frank Artale

                  *                   Director                    October 18, 2001
 ____________________________________
             Richard Daly

                  *                   Director                    October 18, 2001
 ____________________________________
             Burton Grad

      /s/ John P. Broderick
 By: ________________________________
          John P. Broderick
           Attorney-in-Fact

                                 EXHIBIT INDEX

 Exhibit
 Number                                Description
 -------                               -----------
  5.1    Opinion of Powell, Goldstein, Frazer & Murphy LLP as to the legality of the securities registered hereby (previously filed).
 23.1    Consent of Deloitte & Touche LLP (filed herewith).
 23.2    Consent of PricewaterhouseCoopers LLP (filed herewith).
         Consent of Powell, Goldstein, Frazer & Murphy LLP (included in exhibit
 23.3    5.1).
 24.1    Power of Attorney (previously filed; included on signature page).